Exhibit 99.1

SNDL to Announce First Quarter 2025 Financial Results on May 1, 2025

EDMONTON, AB, April 14, 2025 /CNW/ - SNDL Inc. (Nasdaq: SNDL) (CSE: SNDL) ("SNDL") announced today that it will release its first quarter 2025 financial results for the period ended March 31, 2025, before market opens on Thursday, May 1, 2025.

Following the release of its first quarter results, SNDL will host a conference call and webcast at 10:00 a.m. EDT (8:00 a.m. MDT) on May 1, 2025.

WEBCAST ACCESS

To access the live webcast of the call, please visit the following link:

https://edge.media-server.com/mmc/p/4ikuz377

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf and Superette. With products available in licensed cannabis retail locations nationally, SNDL's consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com

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SOURCE SNDL Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2025/14/c2870.html

%CIK: 0001766600

For further information: For more information: Tomas Bottger, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 16:30e 14-APR-25